Exhibit 12.1

SYNIVERSE HOLDINGS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands)

	Successor	Predeccessor
	Six Months Ended			Year Ended
	Period from January 13 to June 30, 2011	Period from January 1 to January 12, 2011	June 30, 2010	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006
	(unaudited)	(unaudited)	(unaudited)
Net income (loss)	$(29,075)	$(30,767)	$42,065	$92,619	$65,677	$78,464	$52,419	$89,724
Provision for (benefit from) income taxes	(14,601)	(13,664)	26,826	52,728	40,465	46,797	31,310	(39,574)

Income (loss) before income taxes	$(43,676)	$(44,431)	68,891	145,347	106,142	125,261	83,729	50,150

Fixed charges:
Interest expensed	$55,740	$803	12,785	25,422	27,163	35,504	24,429	26,194
Amortization of deferred financing costs and discount	3,498	56	871	1,715	1,727	1,742	1,174	1,134
Estimated interest factor on operating leases	935	75	1,045	1,924	1,404	1,307	1,037	1,006

Total fixed charges	60,173	934	14,701	29,061	30,294	38,553	26,640	28,334

Earnings:
Income (loss) before income taxes	(43,676)	(44,431)	68,891	145,347	106,142	125,261	83,729	50,150
Fixed charges	60,173	934	14,701	29,061	30,294	38,553	26,640	28,334

Total earnings	$16,497	$(43,497)	$83,592	$174,408	$136,436	$163,814	$110,369	$78,484

Ratio of earnings to fixed charges	— (a)	— (b)	5.69	6.00	4.50	4.25	4.14	2.77

(a)	For the Successor period January 13 to June 30, 2011, earnings were insufficient to cover fixed charges by $43,676
(b)	For the Predeccessor period January 1 to January 12, 2011, earnings were insufficient to cover fixed charges by $44,431